UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SUNTERRA CORPORATION

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)
86787D 20 8

(CUSIP Number of Class of Securities)
CD Capital Management LLC
2 North Riverside Plaza, Suite 720
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 466-3226

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400

April 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(PAGE 1 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 17 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 517,772 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 979,206 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA,	OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 2 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 17 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 542,772 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 1,004,206 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,004,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 3 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 17 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 782,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 782,000 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 4 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 17 Pages

1.	NAME OF REPORTING PERSON: New World Opportunity Partners II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
42-1681457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 290,122 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,122

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 5 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 6 of 17 Pages

1.	NAME OF REPORTING PERSON: NWFP I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
20-3708673

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 171,312 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,312

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 6 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 7 of 17 Pages

1.	NAME OF REPORTING PERSON: EGI-NP Investments, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

32-0091068

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) [1]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC,	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% OF COMMON STOCK

14.	TYPE OF REPORTING PERSON

OO

1	Pursuant to the transactions reported herein, EGI-NP Investments, L.L.C. ceased to beneficially own any shares and will no longer be a reporting person hereunder or a member of the group hereunder.

(PAGE 7 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 8 of 17 Pages

1.	NAME OF REPORTING PERSON: The Jay Pritzker Foundation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

02-0550210

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) [1]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% OF COMMON STOCK

14.	TYPE OF REPORTING PERSON

OO

1	Pursuant to the transactions reported herein, The Jay Pritzker Foundation ceased to beneficially own any shares and will no longer be a reporting person hereunder or a member of the group hereunder.

(PAGE 8 OF 17 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 9 of 17 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 25,000 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER 25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 9 OF 17 PAGES)

SCHEDULE 13D/A

This Amendment No. 3 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), New World Opportunity Partners II, LLC, a Delaware limited liability company (‘‘NWOP II’’), NWFP I LLC, a Delaware limited liability company (‘‘NWFP’’), EGI-NP Investments, L.L.C., a Delaware limited liability company (‘‘EGI-NP’’), The Jay Pritzker Foundation, an Illinois private foundation (‘‘JPF’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, Magnetar, NWOP II, NWFP, EGI-NP and JPF, the ‘‘Reporting Persons’’), with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006 and Amendment No. 2 thereto filed with the Commission on February 21, 2006 (collectively, the ‘‘Schedule 13D’’). Pursuant to this Amendment No. 3, EGI-NP and JPF will no longer be Reporting Persons.

The purpose of this Amendment No. 3 is to reflect (i) the contribution of shares previously held by each of EGI-NP and JPF in the accounts managed by CD Capital to CD Investment as described herein and (ii) CD Capital’s full investment control over, and sole beneficial ownership of, such shares, and, accordingly, the termination of the status of each of EGI-NP and JPF as a Reporting Person hereunder. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND

(a), (b) and (c) of Item 2 of the Schedule 13D are hereby amended by adding the following information thereto:

Each of EGI-NP and JPF subscribed for shares of CD International (as to JFP) and interests in Carpe Diem Long Short Fund LLC (‘‘Carpe Diem’’) (as to EGI-NP). Pursuant to letter agreements (collectively, the ‘‘Letter Agreements’’) entered into on April 21, 2006 by CD Capital with each of EGI-NP and JPF, such subscriptions by them into Carpe Diem and CD International (as applicable) were satisfied by contribution of assets subject to the Managed Account Agreements between CD Capital and each of EGI-NP and JPF, including the shares of Common Stock previously reported hereunder as subject to the Managed Account Agreements. Such shares of Common Stock were simultaneously with such contributions by EGI-NP and JPF contributed to CD Investment by each of Carpe Diem and CD International. As a result of the foregoing, (i) each of EGI-NP and JPF ceased to beneficially own any of the shares of Common Stock previously reported as beneficially owned by them hereunder, (ii) the relationships previously described hereunder with respect to the Managed Account Agreements for EGI-NP and JPF terminated as to such shares, (iii) JPF became a shareholder in CD International and EGI-NP became an interest holder in Carpe Diem and (iv) the shares of Common Stock previously held in managed accounts for EGI-NP and JPF are now contributed to CD Investment. The Letter Agreements are attached to this Amendment No. 3 as Exhibits 99.12 and 99.13, respectively and are incorporated by reference in their entirety into this Item 2. In addition, the Portfolio Management Agreement previously described has been amended and restated, effective March 31, 2006. Accordingly, references to such Portfolio Management Agreement in this Amendment No. 3 and hereafter shall be to such Portfolio Management Agreement as so amended and restated. A copy of the Portfolio Management Agreement as so amended and restated is filed as Exhibit 99.4A attached hereto.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to reflect the transactions described in, and the additional purchases set forth on Schedule A to, this Amendment No. 3:

All purchases of Common Stock reflected on Schedule A to this Amendment No. 3 were made in open market transactions with investment funds of the Reporting Persons in accounts under management, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this

(PAGE 10 OF 17 PAGES)

Amendment No. 3 was approximately $366,569, all of which was expended by CD Investment. These amounts are in addition to the amounts previously reported.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows to reflect the transactions described in this Amendment No. 3:

As a result of the transactions described in Item 2 above, each of EGI-NP and JPF ceased to beneficially own any shares of Common Stock. As a result of the transactions described in Item 2 above, each of Mr. Ziegelman and CD Capital became the sole beneficial owners of the shares of Common Stock previously reported as beneficially owned by any of EGI-NP or JPF. And, as a result of the foregoing described transactions, (i) any persons who were previously reported as potentially the beneficial owner of shares previously reported as beneficially owned by CD Capital (i.e., ZP-II LP and C3) may be deemed to have become the beneficial owners of such shares as to which CD Capital became the sole beneficial owner as a result of such transactions and (ii) any persons who were previously reported as potentially the beneficial owner of shares previously reported as beneficially owned by any of EGI-NP or JPF ceased to potentially be the beneficial owners of such shares as a result of such transactions.

(a) As a result of the transactions described above and acquisitions of 26,200 additional shares of Common Stock as reported in paragraph (c) of this Item 5, the Reporting Persons beneficially owned in the aggregate 1,786,206 shares of Common Stock, representing approximately 9.1% of the shares of Common Stock presently outstanding based upon the 19,719,896 shares of Common Stock reported by the Issuer to be outstanding as of February 6, 2006 in the Issuer’s Form 10-Q filed with the Commission on February 14, 2006 (the ‘‘Outstanding Shares’’), all as further set forth below. As a result of the transactions described above, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

Name of Reporting Person	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares
Mr. Ziegelman	1,004,206	5.1%
CD Capital	979,206	5.0%
Magnetar	782,000	4.0%
NWOP II	290,122	1.5%
NWFP	171,312	0.9%
ZP-LP	25,000	0.1%

As a result of the transactions described in this Amendment No. 3, the following information is provided for the following persons and entities:

CD Capital / Mr. Ziegelman

Pursuant to the CD Capital Fund Agreements, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to CD Investment’s portfolio assets, including 517,772 shares of Common Stock, constituting approximately 2.6% of the Outstanding Shares.

Pursuant to the NWOP II Account Management Agreement, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the 290,122 shares of Common Stock, constituting approximately 1.5% of the Outstanding Shares, in NWOP II’s managed account. CD Capital and NWOP II share voting decisions with respect to such shares of Common Stock; provided that any voting decisions that cannot be agreed to by CD Capital and NWOP II shall be made by NWOP II.

Pursuant to the NWFP Account Management Agreement, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the 171,312 shares of Common Stock, constituting approximately 0.9% of the Outstanding Shares, in NWFP’s managed account. CD Capital and NWFP share voting decisions with respect to such shares of Common Stock; provided that any voting decisions that cannot be agreed to by CD Capital and NWFP shall be made by NWFP.

(PAGE 11 OF 17 PAGES)

Accordingly, by virtue of the foregoing relationships between CD Capital and each of CD Investment, NWOP II and NWFP, CD Capital may be deemed to beneficially own an aggregate of 979,206 shares of Common Stock, constituting approximately 5.0% of the Outstanding Shares, consisting of: the 517,772 shares of Common Stock held in the account of CD Investment; the 290,122 shares of Common Stock beneficially owned by NWOP II; and the 171,312 shares of Common Stock beneficially owned by NWFP.

ZP-II LP, as the manager and sole member of CD Capital, may be deemed to beneficially own the 979,206 shares of Common Stock which CD Capital may be deemed to beneficially own. C3, as the general partner of ZP-II LP, may be deemed to beneficially own the 979,206 shares of Common Stock which ZP-II LP may be deemed to beneficially own. Mr. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, may be deemed to beneficially own the 979,206 shares of Common Stock which C3 may be deemed to beneficially own.

Magnetar

Pursuant to an investment management agreement between Magnetar and the Magnetar Master Fund dated August 29, 2005 (the ‘‘Magnetar IMA’’), Magnetar is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to the Magnetar Master Fund’s portfolio assets, including 782,000 shares of Common Stock, constituting approximately 4.0% of the Outstanding Shares. Accordingly, pursuant to such relationship between Magnetar and the Magnetar Master Fund, Magnetar may be deemed to beneficially own the 782,000 shares of Common Stock held in the account of the Magnetar Master Fund. MCP, as the manager and sole member of Magnetar, may be deemed to beneficially own the 782,000 shares of Common Stock which Magnetar may be deemed to beneficially own. Supernova, as manager and principal owner of MCP, may be deemed to beneficially own the 782,000 shares of Common Stock which MCP may be deemed to beneficially own. Mr. Litowitz, as the person with ultimate control over the activities of Magnetar, MCP and Supernova, and as majority owner of Supernova, may be deemed to beneficially own the 782,000 shares of Common Stock which Supernova may be deemed to beneficially own.

NWOP II

NWOP II beneficially owns 290,122 shares of Common Stock, constituting approximately 1.5% of the Outstanding Shares. Michael Brodsky, as the managing member of NWOP II, may be deemed to beneficially own the 290,122 shares of Common Stock which NWOP II may be deemed to beneficially own. NWOP II also provides for a special member who has the power to remove and replace Mr. Brodsky as the managing member. The special member of NWOP II is the trustee of the A.N.P. 1 Trust who is Lewis M. Linn. The A.N.P. 1 Trust provides that the trustee may be removed by the trust’s protector who is Jon B. Kutler. Accordingly, each of Messrs. Linn and Kutler may be deemed to beneficially own the 290,122 shares of Common Stock which Mr. Brodsky may be deemed to beneficially own.

NWFP

NWFP beneficially owns 171,312 shares of Common Stock, constituting approximately 0.9% of the Outstanding Shares. Michael Brodsky, as the manager of NWFP, may be deemed to beneficially own the 171,312 shares of Common Stock which NWFP may be deemed to beneficially own. NWFP also provides for a special manager who has the power to remove and replace Mr. Brodsky as the manager. The special manager of NWFP is Thomas Muenster. Accordingly, Mr. Muenster may be deemed to beneficially own the 171,312 shares of Common Stock which Mr. Brodsky may be deemed to beneficially own.

ZP-LP / Mr. Ziegelman

ZP-LP beneficially owns 25,000 shares of Common Stock, constituting approximately 0.1% of the Outstanding Shares. Mr. Ziegelman, as the Managing Agent and a co-general partner of ZP-LP, and Mrs. Ziegelman, as a co-general partner of ZP-LP, may be deemed to beneficially own the 25,000 shares of Common Stock which ZP-LP may be deemed to beneficially own.

(PAGE 12 OF 17 PAGES)

ZP-LP and CD Capital may be deemed to be ‘‘affiliates’’ (as such term is defined in Rule 501(b) under the Securities Act). There are no agreements, arrangements or understandings between ZP-LP and CD Capital with respect to the Issuer or the Common Stock, CD Capital has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which ZP-LP may be deemed to beneficially own, and ZP-LP has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which CD Capital may be deemed to beneficially own. Accordingly, ZP-LP disclaims beneficial ownership of any shares of Common Stock beneficially owned by CD Capital, and CD Capital disclaims beneficial ownership of any shares of Common Stock beneficially owned by ZP-LP.

Except as otherwise expressly set forth herein, each Reporting Person, and each other person or entity named in Item 2, expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other person or entity, other than, to the extent of any pecuniary interest therein, the various accounts under their management and control, and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) of the Exchange Act or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person or entity is a beneficial owner of any such shares.

(b) As a result of the transactions described in this Amendment No. 3, the following information is provided with respect to the following persons and entities:

CD Capital / Mr. Ziegelman

Pursuant to the CD Capital Fund Agreements, CD Capital has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 517,772 shares of Common Stock held in CD Investment’s account. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

Magnetar

Pursuant to the Magnetar IMA, Magnetar has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 782,000 shares of Common Stock held in the account of the Magnetar Master Fund. MCP, Supernova and Mr. Litowitz may be deemed to share with Magnetar the power to vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

NWOP II

Pursuant to the NWOP II Account Management Agreement, CD Capital has sole power to dispose or to direct the disposition of the 290,122 shares of Common Stock which NWOP II may be deemed to beneficially own, and CD Capital and NWOP II share the power to vote or to direct the vote with respect to such shares of Common Stock. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to dispose or to direct the disposition of such shares of Common Stock, and ZP-II LP, C3, Mr. Ziegelman, Brodsky, Linn and Kutler may be deemed to share with CD Capital and NWOP II the power to vote or to direct the vote with respect to such shares of Common Stock. In addition, because the NWOP II Account Management Agreement may be terminated at any time upon written notice as described in Item 2, NWOP II may be deemed to have shared power to dispose or to direct the disposition of the 290,122 shares of Common Stock reported herein with respect to NWOP II, and accordingly, Brodsky, Linn and Kutler may also be deemed to share the power to dispose or to direct the disposition of such 290,122 shares of Common Stock.

(PAGE 13 OF 17 PAGES)

NWFP

Pursuant to the NWFP Account Management Agreement, CD Capital has sole power to dispose or to direct the disposition of the 171,312 shares of Common Stock which NWFP may be deemed to beneficially own, and CD Capital and NWFP share the power to vote or to direct the vote with respect to such shares of Common Stock. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to dispose or to direct the disposition of such shares of Common Stock, and ZP-II LP, C3, Mr. Ziegelman, Brodsky and Muenster may be deemed to share with CD Capital and NWFP the power to vote or to direct the vote with respect to such shares of Common Stock. In addition, because the NWFP Account Management Agreement may be terminated at any time upon written notice as described in Item 2, NWFP may be deemed to have shared power to dispose or to direct the disposition of the 171,312 shares of Common Stock reported herein with respect to NWFP, and accordingly Brodsky and Muenster may be deemed to share with CD Capital and NWFP the power to dispose or to direct the disposition of such 171,312 shares of Common Stock.

ZP-LP

Pursuant to the ZP-LP Agreement, Mr. Ziegelman has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 25,000 shares of Common Stock which ZP-LP may be deemed to beneficially own. ZP-LP and Mrs. Ziegelman may be deemed to share with Mr. Ziegelman the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

(c) Except for the transactions described in this Amendment No. 3 and the transactions described on Schedule A attached hereto, there have been no transactions in the shares of Common Stock since the filing of Amendment No. 2 previously filed by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding thereto the following:

As described above in this Amendment No. 3, JPF subscribed for shares of CD International and EGI-NP subscribed for interests in Carpe Diem. In connection therewith, CD Capital entered into the Letter Agreements with EGI-NP and JPF on April 21, 2006, which are attached to this Amendment No. 3 as Exhibits 99.12 and 99.13, respectively and are incorporated by reference in their entirety into this Item 6. Pursuant to such Letter Agreements, such subscriptions were satisfied by assets in the managed accounts of EGI-NP and JPF, including shares of Common Stock. As a result of the foregoing, (i) each of EGI-NP and JPF ceased to beneficially own any of the shares of Common Stock previously reported as beneficially owned by them hereunder, (ii) the relationships previously described hereunder with respect to the Managed Account Agreements for EGI-NP and JPF terminated as to the shares of Common Stock, (iii) JPF became a shareholder in CD International and EGI-NP became an interest holder in Carpe Diem as described above, and (iv) the shares of Common Stock previously held in the managed accounts for EGI-NP and JPF are now contributed to CD Investment.

The third paragraph of Item 6 is hereby amended and restated as follows:

The Master Fund Management Agreement provides that all compensation due to CD Capital will be paid by the shareholders of the master fund (i.e. CD International and Carpe Diem). Under the Portfolio Management Agreement, CD Capital, as investment manager to CD International, is entitled to receive annually certain incentive fees, depending upon the performance of the assets contained in the account of CD International. The incentive fee is calculated as of each December 31 as a percentage of the increase, if any, in the net asset value per share of all portfolio securities held in the account of CD

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Investment in relation to the ‘‘High Water Mark’’ applicable to such securities. The ‘‘High Water Mark’’ per share of each class/series of portfolio securities in the account for purposes of the Portfolio Management Agreement is the highest net asset value per share of such class/series as of any previous December 31, or $1,000, if higher. Pursuant to the Portfolio Management Agreement, CD Capital also receives a monthly management fee and an administrative fee, each equal to a specified percentage of the net asset value of the securities held in the fund. The Master Fund Management Agreement also provides that CD Capital shall be reimbursed by CD Investment for all expenses caused by CD Capital in managing CD Investment’s assets. In this connection, the operating agreement of Carpe Diem contains provisions relating to the allocation and payment of fees to CD Capital which are substantially similar to those set forth in the Portfolio Management Agreement.

The fifth paragraph of Item 6 is hereby amended to reflect the transactions described in this Amendment No. 3 by adding the following thereto at the end thereof:

Pursuant to the transactions described in this Amendment No. 3, the Managed Account Agreements as to EGI-NP and JPF ceased to apply to the shares of Common Stock reported herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.4A Amended and Restated Portfolio Management Agreement, dated as of March 31, 2006, between CD International and CD Capital.*

Exhibit 99.12 Letter Agreement, dated April 21, 2006, between CD Capital and EGI-NP*

Exhibit 99.13 Letter Agreement, dated April 21, 2006, between CD Capital and JPF*

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 21, 2006
CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith
Name: Paul Smith Title: General Counsel
NEW WORLD OPPORTUNITY PARTNERS II, LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Managing Member
NWFP I LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Manager
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

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EGI-NP INVESTMENTS, L.L.C.*
By: /s/ Philip G. Tinkler
Name: Philip G. Tinkler Title: Treasurer
*Solely for purposes of reporting the information herein with respect to it and that it no longer beneficially owns any shares of the issuer and shall no longer be a reporting person hereunder.
THE JAY PRITZKER FOUNDATION*
By: /s/ Daniel F. Pritzker
Name: Daniel F. Pritzker Title: President
*Solely for purposes of reporting the information herein with respect to it and that it no longer beneficially owns any shares of the issuer and shall no longer be a reporting person hereunder.

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SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of Amendment No. 2. All transactions were effectuated in the open market through a broker.

Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(1)
April 10, 2006	26,200	13.9912	$366,569.44

(1) Excludes commissions and other execution-related costs.

EXHIBIT INDEX

Exhibit 99.4A	Amended and Restated Portfolio Management Agreement, dated as of March 31, 2006, between CD International and CD Capital.*
Exhibit 99.12	Letter Agreement, dated April 21, 2006, between CD Capital and EGI-NP*
Exhibit 99.13	Letter Agreement, dated April 21, 2006, between CD Capital and JPF*

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.